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                          May 4, 2022

       James K. Saccaro
       Executive Vice President and Chief Financial Officer
       Baxter International Inc.
       One Baxter Parkway
       Deerfield, Illinois 60015

                                                        Re: Baxter
International Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 28,
2022
                                                            File No. 333-264528

       Dear Mr. Saccaro:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Catherine M. Clarkin